40-33

Invesco Aim

SEC Mail Processing Section

MAY 27 2008

Washington, DC
110

Invesco Aim Advisors, Inc.
PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173

713 626 1919
www.invescoaim.com

May 23, 2008

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by
A I M Advisors, Inc. (1940 Act Registration No. 801-12313), and
A I M International Funds, Inc. (1940 Act Registration No. 811-6463)
Cause No. 03-L-1253

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of A I M Advisors, Inc., an investment adviser, the following regarding *T.K. Parthasarathy, et al. v. T. Rowe Price International Funds, Inc., et al*:

- Order Allowing Motion to Amend
- Motion to Amend First Amended Complaint
- Order Dismissing Second Amended Complaint
- Motion to Dismiss Second Amended Complaint
- Second Amended Complaint

PROCESSED
JUN 05 2008
THOMSON REUTERS

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James Perry, SEC – Fort Worth

08015548

S:\sr\Litigation\Parthasarathy v. AIM\Correspondence\L-052308SEC.doc
052208 jc

bc: Lisa Brinkley
Kevin Carome
John Zerr
Finance Department

S:\srr\Litigation\Parthasarathy v. AIM\Correspondence\L-052308SEC.doc
052208 jc

IN THE CIRCUIT COURT
THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

STUART ALLEN SMITH and SHARON SMITH, individually and on behalf of all others similarly situated,	)
Plaintiffs,	)
vs.	) Cause No. 03-L-1253
AIM INTERNATIONAL FUNDS, INC., a corporation, A I M ADVISORS, INC.,	)
Defendants.	)

MOTION TO AMEND FIRST AMENDED COMPLAINT

Now come the Plaintiffs, STUART ALLEN SMITH AND SHARON SMITh, by and through his undersigned counsel, and moves this Court for an Order allowing Plaintiffs to amend the First Amended Complaint instanter by the filing of the Second Amended Complaint which deletes all class action allegations. In support of this Motion, Plaintiffs file the Affidavit of Klint Bruno, attached hereto and incorporated herein by reference establishing that there has been little or no publicity of this action and there have been no inquiry by any putative Class Member during the pendency of the action. As such Plaintiffs submit that there is no basis to require notice of the amendment of this action to putative class members.

KOREIN TILLERY, LLC

D. M. Flack

DONALD M. FLACK #6267897
505 North 7th Street, Suite 3600
St. Louis, MO 63101
Phone: 314.241.4844
Facsimile: 314.241.3525
Attorneys for Plaintiffs

CERTIFICATE OF SERVICE

The undersigned does hereby certify that a copy of the foregoing Motion to Amend First Amended Complaint was caused to be served on the following counsel of record by placing same in an envelope properly addressed with postage fully prepaid and by depositing said envelope in a United States Mail Box this 6th day of May, 2008.

Daniel A. Pollack
Edward T. McDermott
Anthony Zaccaria
POLLACK & KAMINSKY
114 West 47th Street, Suite 1900
New York, NY 10036-8295

S. M. Nash

IN THE CIRCUIT COURT
THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

STUART ALLEN SMITH and SHARON SMITH, individually and on behalf of all others similarly situated, Plaintiffs, vs. AIM INTERNATIONAL FUNDS, INC., a corporation, A I M ADVISORS, INC., Defendants.	)	Cause No. 03-L-1253

STATE OF ILLINOIS)
) ss. **Affidavit of Klint Bruno**
COUNTY OF COOK)

I, Klint Bruno, being first duly sworn upon my oath depose and states as follows:

1. Under penalties as provided by law pursuant to Section 1-109 of the Code of Civil Procedure, I certify that the statements set forth in this instrument are true and correct. I make the following statements based on my personal knowledge and if called, I could competently testify to the matters stated herein.

2. I am one of the attorneys of record in the above captioned matter and have served as such representing the Plaintiffs since the initiation of this lawsuit. My role has been, in part, to monitor day-to-day activity in this and other related "stale pricing" litigation.

3. During the course of my involvement in this action I have monitored all publicity regarding this lawsuit and related "stale pricing" litigation. Other than oblique references in law related blogs this lawsuit has received virtually no publicity. To my knowledge there has been no inquiry directed to class counsel regarding this matter by any putative Class Member.

Further affiant sayeth naught.

Date: 5-5-08

KLINT BRUNO

IN THE CIRCUIT COURT
THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

FILED
MAY 06 2008
CLERK OF CIRCUIT COURT #66
THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

STUART ALLEN SMITH and SHARON SMITH,	)	
	)	
Plaintiffs,	)	
vs.	)	Cause No. 03-L-1253
AIM INTERNATIONAL FUNDS, INC., a corporation,	)	
A I M ADVISORS, INC.,	)	
Defendants.	)	

MOTION TO DISMISS SECOND AMENDED COMPLAINT

Now come the plaintiffs and move this court for an order dismissing their Second Amended Complaint on the merits and with prejudice. In support of this motion, plaintiffs submit that this action is no longer being prosecuted as a class action after the filing of the Second Amended Complaint and that dismissal on the merits and with prejudice of the Second Amended Complaint will cause no prejudice or hardship to former putative class members.

KOREIN TILLERY, LLC

[signature]

DONALD M. FLACK #6257897
505 North 7th Street, Suite 3600
St. Louis, MO 63101
Phone: 314.241.4844
Facsimile: 314.241.3525
Attorneys for Plaintiff

CERTIFICATE OF SERVICE

The undersigned does hereby certify that a copy of the foregoing Motion to Dismiss Second Amended Complaint was caused to be served on the following counsel of record by placing same in an envelope properly addressed with postage fully prepaid and by depositing said envelope in a United States Mail Box this 6th day of May, 2008.

Daniel A. Pollack
Edward T. McDermott
Anthony Zaccaria
POLLACK & KAMINSKY
114 West 47th Street, Suite 1900
New York, NY 10036-8295

D.M. Hark

IN THE CIRCUIT COURT
THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

FILED
MAY 06 2008
CLERK OF CIRCUIT COURT #66
THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

STUART ALLEN SMITH and SHARON SMITH, individually and on behalf of all others similarly situated,	)	
Plaintiffs,	)	
vs.	)	Cause No. 03-L-1253
AIM INTERNATIONAL FUNDS, INC., a corporation, A I M ADVISORS, INC.,	)	
Defendants.	)	

ORDER

This cause coming before this Court on the Motion of Plaintiffs, STUART ALLEN SMITH and SHARON SMITH, for leave to file Plaintiffs' Second Amended Complaint, and this Court being fully advised in the premises does hereby grant leave to file the Second Amended Complaint.

No Class has been certified in this action and this Court finds that the filing of the Second Amended Complaint (which deletes class action allegations) will cause no prejudice to putative Class Members defined in the initial Complaint and in the First Amended Complaint. Pursuant to 735 ILCS5/2-806, for good cause, the court finds that no notice of this filing is required.

Date: 5-6-08

ENTER:

JUDGE

IN THE CIRCUIT COURT
THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

FILED
MAY 06 2008
CLERK OF CIRCUIT COURT #66
THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

STUART ALLEN SMITH and SHARON SMITH,	)	
	)	
Plaintiffs,	)	
	)	
vs.	)	Cause No. 03-L-1253
	)	
AIM INTERNATIONAL FUNDS, INC., a corporation,	)	
A I M ADVISORS, INC.,	)	
	)	
Defendants.	)	

ORDER

This cause coming before this Court on the Motion of Plaintiffs, STUART ALLEN SMITH AND SHARON SMITH, for the dismissal of Plaintiffs' Second Amended Complaint on the merits and with prejudice, and this Court being fully advised in the premises does hereby grant the dismissal of the Second Amended Complaint on the merits and with prejudice.

All claims asserted by Plaintiffs, STUART ALLEN SMITH AND SHARON SMITH in the Second Amended Complaint against Defendants AIM INTERNATIONAL FUNDS, INC. and A I M ADVISORS, INC. are hereby dismissed with prejudice. Parties shall bear their own costs. No Class has been certified in this action and this Court finds that the dismissal of the Second Amended Complaint will cause no prejudice to class members defined in the Complaint and in the First Amended Complaint. Pursuant to 735 ILCS5/2-806, for good cause, the Court finds that no notice of this dismissal is required.

Date: 5-6-08

ENTER:

Ralph J. Mendelsohn
Judge

IN THE CIRCUIT COURT
THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

STUART ALLEN SMITH, and SHARON SMITH,

Plaintiff,

vs.

AIM INTERNATIONAL FUNDS, INC., a corporation,
AIM ADVISORS, INC.,

Defendants.

Cause No. 03L1253

SECOND AMENDED COMPLAINT

COMES NOW Plaintiffs STUART ALLEN and SHARON SMITH, by and through their undersigned counsel, and for their complaint against Defendants AIM INTERNATIONAL FUNDS, INC., and AIM ADVISORS, INC., state as follows:

1. Plaintiffs STUART ALLEN and SHARON SMITH are residents of Shiloh, St. Clair County, Illinois.

2. Defendant AIM INTERNATIONAL FUNDS, INC. ("AIM FUNDS") is a Maryland corporation with its principal place of business in Houston, Texas. AIM FUNDS is the sponsor of the AIM EUROPEAN GROWTH FUND ("AIM EUROPEAN"). Defendant AIM FUNDS does business in the state of Illinois and is registered as a mutual fund in the state of Illinois. Defendant AIM FUNDS has consented to the jurisdiction of Illinois courts. Defendant AIM FUNDS at all times relevant herein has promoted, marketed, and sold shares to the investing public nationwide including the state of Illinois. Defendant AIM FUNDS maintains investor relationships nationwide including with shareholders in the state of Illinois. Defendant AIM FUNDS has significant contacts with Madison County, and the activities complained of herein occurred, in whole or part, in Madison County, Illinois.

3. Defendant AIM ADVISORS, INC. ("AIM FUND MANAGER") is a Delaware corporation with its principal place of business in Houston, Texas. The day-to-day tasks associated with running the business of AIM European, such as investment management, share marketing, distribution, redemption, financial and regulatory reporting, and custodianship of funds, are contracted out since it has no significant number of internal employees. Defendant AIM FUND MANAGER.. has been contracted to serve as the investment manager for the AIM European. As the investment manager for AIM European, Defendant AIM FUND MANAGER selects the fund's investments and operates or supervises most phases of the fund's business including the valuing of the fund's portfolio securities and the fund net asset value. Defendant AIM FUND MANAGER has significant contacts with fund shareholders in Madison County as a result of its operation and supervision of AIM European business, and the activities complained of herein occurred, in whole or in part, in Madison County, Illinois. Defendant AIM FUND MANAGER utilizes an interactive website to communicate with fund shareholders, including those in Madison County, Illinois, regarding the performance of the Fund and the investments it manages.

4. At all times relevant herein, Plaintiffs STUART ALLEN SMITH and SHARON SMITH have owned and held shares of AIM EUROPEAN for the purpose of long term investing in international securities.

5. This Court has jurisdiction over the subject matter and the parties pursuant to 735 ILCS 5/2-209.

6. Venue is proper in this Court pursuant to 735 ILCS 5/2-101.

7. The foreign securities purchased by Defendants' Funds for their portfolios are principally traded in securities markets outside of the United States.

8. Open end mutual funds such as Defendants' Funds have been tremendously successful in convincing investors such as plaintiffs to hold their fund shares by urging investors to invest for the long term and by effectively marketing the various advantages of long term ownership of funds over direct investment including professional management, diversification, and liquidity.

9. Shares of open end mutual funds are sold to investors such as Plaintiffs at a price based upon the net asset value ("NAV") per share plus applicable sales charges. Investors in shares may redeem their shares at the NAV of the shares less any redemption charges.

10. The share prices (NAV) of Defendants' mutual funds are set by deducting the fund liabilities from the total assets of the portfolio and then dividing by the number of outstanding shares.

11. Because the sales and redemption prices are based upon NAV, which in turn depends upon the fluctuating value of the fund's underlying portfolio of securities, Defendants recalculate the fund net asset value every business day. Defendants set the fund share price (NAV) once every business day at the close of trading on the New York Stock Exchange at 4:00 p.m. Eastern Time. The NAV of the shares is reported by Defendants to the National Association of Securities Dealers (NASD) for public distribution.

12. In valuing its underlying assets for purposes of setting the NAV, Defendants use the last trade price in the home market of each of the securities in its portfolio. A significant portion of the securities in the Defendants' portfolios are foreign securities. The home markets for such foreign securities include London, Paris, Frankfurt, Moscow, Singapore, Kuala Lumpur, Hong Kong, Taipei, Tokyo and Sydney. These markets are located in time zones that are five hours to fifteen hours ahead of Eastern Standard Time.

13. Studies of world financial markets have established associations between the value changes among various markets. There is a positive correlation between value movements in the United States market and value movements in foreign markets. If the United States market experiences an upward movement in values, it can be predicted that Asian markets will move upward once trading begins their next day. The same upward movement can be predicted for European markets once trading begins their next day. Similarly, if the United States market experiences a downward movement in values, it can be predicted that Asian and European markets will move downward once trading begins their next day. Because of these positive correlations, the closing prices of the foreign securities in the underlying portfolio may not reflect current market values at the time Defendants set their fund NAV. Appropriate adjustments need to be made to the closing prices of the foreign securities in order to reflect current market values. Despite knowledge of the United States market result, the positive correlations and the stale price of the foreign securities in its underlying portfolio, Defendants do not make any value adjustment to the portfolio's foreign securities prior to calculating fund NAV and setting share price every business day.

14. The positive correlation between the upward or downward movement of value in the United States market and subsequent movements in foreign markets around the world is between 0.7 and 0.8. A value of 0.0 equates to absolutely no correlation between value movements in United States markets and subsequent movements in foreign markets. A value of 1.0 equates to an absolute correlation between value movements in United States markets and subsequent value movements in foreign markets.

15. Studies of world financial markets demonstrate that the greater the percentage increase or decrease in the value of United States markets, the more likely foreign markets will post

corresponding value movements on subsequent days. The probability that the value movements of foreign markets will follow the previous day's value movements in United States markets is directly correlated with the degree or extent of the value movement of United States markets.

16. Since many of the home markets for the foreign securities in the Defendants' asset portfolio last traded hours before the setting at 4:00 p.m. Eastern of the fund NAV, the closing prices used to calculate the NAV of Defendants' funds are stale and do not reflect price relevant information available subsequent to the foreign security's last trade that will affect the value of such security.

17. During the interval that elapses between the time that Defendants set their share NAV (and release it to the NASD for communication to the public) on consecutive days, the securities markets in Australia, Japan, Taiwan, Hong Kong, Malaysia, Singapore, Russia, Germany, France and the United Kingdom have traded for an entire session from open to close.

18. The exchange located in Sydney, Australia observes normal market trading hours of 10:00 a.m. to 4:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 4:00 p.m. local time (2:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 14 hours.

19. The exchange located in Tokyo, Japan observes normal trading hours of 9:00 a.m. to 3:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 3:00 p.m. local time (2:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 14 hours.

20. The exchange located in Taipei, Taiwan observes normal trading hours of 9:00 a.m. to 1:30 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 1:30 p.m. local time (1:30 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 14.5 hours.

21. The exchange located in Hong Kong observes normal trading hours of 10:00 a.m. to 4:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 4:00 p.m. local time (4:00 a.m. Eastern time). When Defendants calculate its fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 12 hours.

22. The exchange located in Kuala Lumpur, Malaysia observes normal trading hours of 9:30 a.m. to 5:00 p.m. local time.. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 5:00 p.m. local time (5:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 11 hours.

23. The exchange located in Singapore observes normal trading hours of 9:00 a.m. to 5:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 5:00 p.m. local time (5:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 11 hours.

24. The exchange located in Moscow, Russia observes normal trading hours of 12:00 p.m. to 7:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 7:00 p.m. local time (11:00 a.m. Eastern time). When

Defendants calculate their fund NAV, using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 5 hours.

25. The exchange located in Frankfurt, Germany observes normal trading hours of 9:00 a.m. to 8:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 8:00 p.m. local time (2:00 p.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 2 hours.

26. The exchange located in Paris, France observes normal trading hours of 9:00 a.m. to 5:30 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted at, 5:30 p.m. local time (11:30 a.m. Eastern time). When Defendants calculate their fund NAV, using closing prices from this exchange Defendants rely upon closing prices for securities traded on this exchange that have been static for 4.5 hours.

27. The exchange located in London, England observes normal market hours of 8:00 a.m. to 4:30 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted at 4:30 p.m. local time (11:30 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 4.5 hours.

28. A significant portion of the underlying foreign securities in the Defendants' portfolios are listed on foreign exchanges and trade during each market's respective session. The NAVs set by Defendants do not take into account on a daily basis any price relevant information that has become available in this two to fourteen and one/half hour interval, after the final prices for the underlying foreign securities have been posted but, prior to the setting of the NAVs. Such price relevant information impacts the valuation of these underlying foreign securities and is

significant for valuation because the final market prices have become stale and do not reflect the current market value of the securities.

29. By failing to make daily adjustments based upon positive correlations between upward or downward movements in United States and foreign markets and by choosing to use stale prices in valuing their fund shares and setting their daily NAVs, Defendants have exposed long term shareholders to market timing traders who regularly purchase and redeem Defendants' shares as part of a profitable trading strategy. The market timing trading strategy stems from the ability of market timing traders to predict changes in the NAV. Market timing traders are able to predict changes in the NAV because of the positive correlations between value movements in United States markets and foreign markets. The stale price strategy of market timers who trade Defendants' shares is to buy shares on days when the United States market moves up and to sell (redeem) shares when the United States market moves down. In order to derive maximum benefit from price relevant information developed subsequent to the now stale closing prices of the portfolio securities, market timers wait until the fund deadline for buying or selling (redeeming) shares in Defendants' funds on any particular business day. Because Defendants cannot buy or sell the foreign securities in the funds' underlying portfolio (due to the time difference between New York and the home markets of the foreign securities) at the time it sets the daily NAV that values the shares it issues and redeems, the shares that Defendants issue to and redeem from market timers do not reflect current market prices of the foreign securities held by the fund.

30. Due to the use of stale prices by Defendants in valuing the fund shares, market timers who buy Defendants' funds' shares on days when the United States market moves up are buying

discounted shares at the expense of other fund shareholders because the funds underlying foreign securities assets are undervalued as of the time of the share purchase.

31. Due to the use of stale prices by Defendants in valuing their fund shares, market timers who sell (redeem) Defendants' shares on days when the United States market moves down are selling (redeeming) shares at a premium at the expense of other fund shareholders because the underlying foreign securities assets are overvalued as of the time of the share sale (redemption).

32. Shares in Defendants' funds can be traded, either by purchase or redemption, only once a day at 4:00 p.m. Eastern Time.

33. The excess profits that are obtained by market timing traders' taking advantage of the stale pricing of Defendants' shares come at the expense of fellow shareholders who are non-trading long term buy and hold investors. The transfer of wealth from the non-trading long term buy and hold shareholders to the market timers trading Defendants shares in Defendants' funds occurs through dilution.

34. Market timing traders pay cash to Defendants funds when they purchase discounted shares. Market timing traders receive cash from Defendants funds when they sell (redeem) their shares at a premium. Defendants' fund NAV is diluted in both instances. When market timing traders are able to buy shares at a discount, Defendants' fund assets suffer dilution because the cash received by the fund for the shares purchased is less than the per share value of the underlying foreign securities because of the stale pricing utilized by Defendants. Likewise, when market timing traders are able to sell (redeem) shares at a premium, Defendants' fund assets suffer dilution because the cash paid out by the fund for the shares redeemed is more than the per share value of the underlying securities, again due to the stale pricing utilized by Defendants. In both instances, when Defendants receive less cash when issuing and pay out

more cash when redeeming market timing trader shares than supported by the value of their underlying foreign securities, the result is a dilution of Defendants' cash. Since the cash held by the fund is one of the assets that is valued in setting the Defendants' daily fund NAV, it follows that the diluted fund cash position causes the fund NAV to be diluted as well. Due to the stale pricing utilized by Defendants, long term buy and hold shareholders have incurred a dilution in the NAV of their shares and the wealth represented by that diluted amount has been transferred to market timing traders.

35. By failing to make daily adjustments based upon positive correlations between upward movements in United States and foreign markets and by choosing to use stale prices in valuing the underlying foreign securities that are used setting their daily NAV, Defendants give market timing traders the opportunity to earn vastly higher returns at no additional risk. Unlike other market timing based trading, market timers who trade Defendants shares do not have to look into the future to time their purchases and redemptions of shares, rather, they have the luxury of being able to look backwards because Defendants' share pricing fails to adjust for recognized positive correlations and uses stale prices in valuing its underlying portfolio securities.

36. Since it is such an attractive low risk trading vehicle to market timers, Defendants' funds experience increased trading and transaction costs, disruption of planned investment strategies, forced and unplanned portfolio turnover including the liquidation of investments to meet market timer redemption requests, lost opportunity costs and asset swings that negatively impact fund operations and performance and the ability of the fund to provide a maximized return to long term shareholders.

Count I

37. Since Plaintiffs repeat and incorporate by reference paragraphs 1 through 36 as if fully set forth herein.

38. Defendant AIM Funds operates AIM European Fund as an open end mutual fund with the stated goal of providing long term capital growth to investors who hold shares of the fund. The fund invests in stocks and debt obligations of companies outside of the United States..

39. Defendant AIM Fund Manager serves as the investment manager for AIM International. Defendant AIM Fund Manager provides, among other things, portfolio management services and selects the securities for AIM European to buy, hold or sell.

40. At all times relevant hereto, Plaintiffs Stuart Allen and Sharon Smith have owned shares in AIM European.

41. In undertaking their role as investment managers with respect to the Funds, Defendants directly or impliedly held themselves out as skilled specialists in the field of investment management, possessing the knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession. It thereby became the duty of Defendants to exercise that degree of knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession.

42. Defendants knew, or were negligent in not knowing, that the closing prices for the foreign securities represented in the AIM European Fund and used by Defendants to calculate NAV for said Fund did not represent fair value because, inter alia, those prices did not reflect changes in trading prices as a result of trading which Defendants knew, or were negligent in not knowing, occurred daily after the closing of the New York Stock Exchange.

43. Defendants were negligent in one or more of the following ways:

i. failing to properly evaluate on a daily basis whether a significant event affecting the value of AIM European's portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share prices;

ii. failing to implement AIM European's portfolio valuation and share pricing policies and procedures; and

iii. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of AIM European's shares at the expense of long term shareholders.

44. As a direct and proximate result of the Defendants' negligence, Plaintiffs Stuart Allen and Sharon Smith have suffered damages in the amount to be proven at trial.

WHEREFORE, Plaintiffs prays that the Court enter judgment in their favor and against AIM INTERNATIONAL FUNDS, INC. and AIM ADVISORS, INC., and award Plaintiffs compensatory damages, prejudgment interest, costs and such other relief as is fair and equitable under the circumstances.

Count II

45. Plaintiffs repeat and incorporate by reference paragraphs 1 through 45 as if fully set forth herein.

46. On or about January 1, 1965, applicable published regulations expressly recognized that changes in trading prices of securities in the AIM European Fund might occur daily after the closing of the New York Stock Exchange.

47. With utter indifference and conscious disregard for Plaintiffs Stuart Allen and Sharon Smith's investment, Defendants willfully and wantonly breached their duties to Plaintiffs Stuart Allen and Sharon Smith in one or more of the following ways:

i. failing to know and implement applicable rules and regulations concerning the calculation of NAV;

ii. failing to properly evaluate on a daily basis whether a significant event affecting the value of AIM European's portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share prices;

iii. failing to implement AIM European's portfolio valuation and share pricing policies and procedures; and

iv. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of AIM European's shares at the expense of long term shareholders.

48. As a direct and proximate result of the Defendants' breach of their duties, Plaintiffs Stuart Allen and Sharon Smith have suffered damages in the amount to be proven at trial.

WHEREFORE, Plaintiffs pray that the Court enter judgment in their favor and against AIM INTERNATIONAL FUNDS, INC. and AIM ADVISORS, INC., and award Plaintiffs compensatory and punitive damages, prejudgment interest, costs and such other relief as is fair and equitable under the circumstances.

Respectfully Submitted,

KOREIN TILLERY

Donald M. Flack #6257897
505 North 7th Street, Suite 3600
St. Louis, MO 63101
Phone: 314.241.4844
Fax: 314.241.3525
Attorneys for Plaintiff

END